UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Definitive Agreements

On August 1, 2023, Meten Holding Group Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into subscription agreements (the “Subscription Agreements”) with two purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, pursuant to an exemption from registration under the Securities Act of 1933, as amended, an aggregate of 4,000,000 ordinary shares of the Company, par value US$0.003 per share, at a purchase price of $0.25 per ordinary share and for an aggregate purchase price of $1.0 million. The entry into the Subscription Agreements and the transactions contemplated thereby have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $1.0 million from the issuance and expects settlement of the issuance to occur in accordance with the terms of the Subscription Agreements. The Company currently expects the closing of the transactions contemplated by the Subscription Agreements to occur on or about August 16, 2023.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Subscription Agreements, which are filed as Exhibit 10.1 and Exhibit 10.2 to this Form 6-K and are incorporated herein by reference.

On August 7, 2023, the Company issued a press release announcing the entry into the Subscription Agreements. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K.

Exhibits

Exhibit No.	Description
10.1	Subscription Agreement entered into by and between the Company and FU Qinyun, dated August 1, 2023
10.2	Subscription Agreement entered into by and between the Company and Future Satoshi Ltd., dated August 1, 2023
99.1	Press Release – METX Announces Entry into Share Subscription Agreements in connection with Private Placement of Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2023

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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